Estate Designer
Variable Universal Life Insurance Policy

Issued by Security Life of Denver Insurance Company
and
Security Life Separate Account L1

Supplement dated May 16, 2002 to the Prospectus dated May 1, 2002

This supplement updates and replaces certain information contained in your May 1, 2002, prospectus. Please read it carefully and keep it with your prospectus for future reference.

The fourth through eighth paragraphs in the "Distribution of the Policies" subsection on page 51 of the prospectus are hereby deleted and replaced with the following:

Broker/dealers may be able choose to receive their distribution allowances under one of three payment options, but their choice will not affect the fees and charges you will pay for the policy.

Under Option A, during the first seven policy years we may pay a distribution allowance of up to 12% of premium we receive up to target premium. This distribution allowance is less for premium in excess of target premium and premium received in all later years.

Additionally, under Option A we may pay broker/dealers renewal payments (trail commissions) of up to 0.20% of the average net account value in policy years one through ten and less in later years.

Under Option B, during the first policy year we may pay a distribution allowance of up to 30% of premium we receive up to target premium. This distribution allowance is less for premium in excess of target premium and premium received in all later years.

Additionally, under Option B we may pay broker/dealers renewal payments (trail commissions) of up to 0.20% of the average net account value in policy years one through ten and less in later years.

Under Option C, during the first policy year we may pay a distribution allowance of up to 60% of premium we receive up to target premium. This distribution allowance is less for premium in excess of target premium and premium received in all later years.

Additionally, under Option C we may pay broker/dealers renewal payments (trail commissions) of up to 0.10% of the average net account value in policy years one through ten and less in later years.

Although it varies by policy, we estimate the typical range of first year compensation payable under all of the options to a selling broker/dealer if a policy owner pays the target premium to be from $2.50 to $12.00 per $1,000 of stated death benefit.